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SEC
Mail Processing
Section

FEB 2 8 2018

Washington DC
408

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC FILE NUMBER
8-69380

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____ **1/1/2017** _____ AND ENDING _____ **12/31/2017** _____

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Shot Tower Securities LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

621 East Pratt Street - Suite 600

(No. and Street)

Baltimore	**MD**	**21202**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Dunn   **410-376-7900**

(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained on this Report*

Smith Elliot Kearns & Company LLC

(Name - if individual, state last, first, middle name)

480 North Potomac Street	**Hagerstown**	**MD**	**21740**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

---

* Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 240.17a-5(e)(2).

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____David R. Dunn_____ , swear (or affirm) that, to the best of
my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of
_____Shot Tower Securities LLC_____ , as

of _____December 31, 2017_____ , are true and correct. I further swear (or affirm)
that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____
                                                                                    Signature

Subscribed and sworn
to before me   President & General Counsel
this 27th day of February 2018   Title

_____
                Notary Public Linda Grimes my commission expire 8/14/18

This report* contains (check all applicable boxes):

√	(a)	Facing page.
√	(b)	Statement of Financial Condition.
√	(c)	Statement of Income (Loss).
√	(d)	Statement of Cash Flows
√	(e)	Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
	(f)	Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
√	(g)	Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
√	(h)	Computation for determination of reserve requirements pursuant to Rule 15c3-3.
√	(i)	Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
	(j)	A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
	(k)	A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
√	(l)	An oath or affirmation.
	(m)	A copy of the Securities Investor Protection Corporation (SIPC) supplemental report.
√	(n)	Exemption Repot

** _For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)._

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Shot Tower Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Shot Tower Securities, LLC as of December 31, 2017, the related statements of operations, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Shot Tower Securities, LLC as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Shot Tower Securities, LLC's management. Our responsibility is to express an opinion on Shot Tower Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Shot Tower Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital Under Rule 15c3-1 of the U.S. Securities and Exchange Commission at December 31, 2017, Statement Pursuant to Paragraph (d)(2) of Rule 17A-5, and Computation for Determination of Reserve Requirements and Information Relating to Possession and Control Requirements Under Rule 15c3-3 of the U.S. Securities and Exchange Commission at December 31, 2017 (here in referred to as supplemental information) have been subjected to audit procedures performed in conjunction with the audit of Shot Tower Securities, LLC's financial statements. The supplemental information is the responsibility of Shot Tower Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable,

and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Smith Elliott Hearne & Company, LLC

We have served as Shot Tower Securities, LLC's auditor since 2014.

Hagerstown, Maryland
February 27, 2018

SHOT TOWER SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS

ASSETS

Cash and cash equivalents	$	9,469
Prepaid Expenses		1,116
TOTAL ASSETS	$	10,585

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Accounts payable	$	448
TOTAL LIABILITIES		448
MEMBER'S EQUITY		10,137
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	10,585

The accompanying notes are an integral part of this financial statement.

SHOT TOWER SECURITIES LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2017

REVENUES		
Other revenue	$	2
TOTAL REVENUES		2
EXPENSES		
Professional Fees		36,023
Office and related		1,512
TOTAL EXPENSES		37,535
Net Loss	$	(37,533)

The accompanying notes are an integral part of this financial statement.

SHOT TOWER SECURITIES LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2017

MEMBER'S EQUITY, December 31, 2017	$	6,520
Member's contributions		41,150
Net loss		(37,533)
MEMBER'S EQUITY, DECEMBER 31, 2017	$	10,137

The accompanying notes are an integral part of this financial statement.

SHOT TOWER SECURITIES LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2017

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(37,533)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Prepaid expenses		(549)
Accounts payable		(1,860)
Due from Parent		(1,150)
NET CASH USED BY OPERATING ACTIVITIES		(41,092)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Member's contributions		41,150
NET CASH USED IN FINANCING ACTIVITIES		41,150
NET CHANGE IN CASH AND CASH EQUIVALENTS		58
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD		9,411
CASH AND CASH EQUIVALENTS, END OF PERIOD	$	9,469

The accompanying notes are an integral part of this financial statement.

SHOT TOWER SECURITIES LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017

Note 1 - Organization

Shot Tower Securities LLC (the "Company") is a broker-dealer registered with the United States Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was founded in September, 2013, under the laws of the State of Delaware. The Financial Industry Regulatory Authority, Inc. ("FINRA") accepted the Company's membership application on June 10, 2014, which is the date that business commenced.

Shot Tower Securities, LLC is a single member LLC, wholly-owned by Shot Tower Capital, LLC (Parent). The Company provides investment banking and related financial advisory services to institutional clients. It operates out of one office in Baltimore, MD.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Revenue Recognition

The Company records fees as they are earned based on the services provided, the closing of certain securities transactions, or as revenues are assigned by the Parent company. Fees assigned by the Parent company generally occur after the majority of the related expenses have been incurred.

The Company considers all fees receivable at December 31, 2017 to be collectable and no allowance for doubtful accounts is deemed necessary at December 31, 2017. Certain fees receivable can be settled in cash or securities.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Income Taxes

The Company consolidates its taxable income with its Parent, which files a partnership return for federal, state and city purposes. As a result, no federal or State income taxes are provided as they are the responsibility of the member.

SHOT TOWER SECURITIES LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017

Note 2 - Summary of Significant Accounting Policies (continued)

The Company has adopted the uncertainty in income tax accounting standard. This standard provides applicable measurement and disclosure guidance related to uncertain tax positions. Adoption of this standard has had no effect on the Company's financial statements.

The Company's Parent files income tax returns in the U.S. in federal, state and local jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal, state or local tax examinations by taxing authorities for years before 2011. The years 2012 to 2017 remain subject to examination by taxing authorities.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3 - Concentrations

The Company maintains cash balances in one financial institution, which are insured by the Federal Deposit Insurance Corporation (FDIC) for up to $250,000 per institution. From time to time, the Company's balances may exceed these limits.

Note 4 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of a minimum net capital, as defined, of the greater of $5,000 or one-fifteenth of aggregate indebtedness, as defined. At December 31, 2017, the Company had net capital of $9,021, which exceeded its requirement by $4,021.

Additionally, the Company must maintain a ratio of aggregate indebtedness to net capital of 15:1 or less. At December 31, 2017, this ratio was .05 to 1.

Note 4 (Continued)

The Company is exempt from the provisions of Rule 15c3-3 of the SEC since the Company's activities are limited to those set forth in the conditions for exemption pursuant to subsection k(2)(i) of the Rule.

Note 5 - Transactions with Related Parties

The Company has a service agreement with its Parent which indirect expenses are paid by the Parent and only direct expenses are reimbursed to the Parent. The company as of December 31, 2017 did not owe the parent for any direct expense that were paid by the parent.

Note 6 - Recently Issued Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2014-09, *Revenue from Contracts with Customers (Topic 606)*, requiring an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The updated standard will replace most existing revenue recognition guidance in accounting principles generally accepted in the United States of America (US GAAP) when It becomes effective and permits the use of either a full retrospective or retrospective with cumulative effect transition method. In August 2015, the FASB issued ASU 2015-14, which defers the effective date of ASU 2014-09 one year making it effective for annual reporting periods beginning after December 15, 2017. The Company has not yet selected a transition method and is currently evaluating the effect the standard will have on the financial statements.

Note 7 - Subsequent Events

The Company has evaluated all events or transactions that occurred after December 31, 2017 through the date of February 27, 2018 the Report of Independent Registered Public Accounting Firm on the financial statements, which is the date that the financial statements were issued. During this period, there were no material subsequent events requiring disclosure.

SHOT TOWER SECURITIES LLC
SUPPLEMENTARY SCHEDULES
DECEMBER 31, 2017

COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

NET CAPITAL		
Total Member's Equity	$	10,137
DEDUCTIONS AND/OR CHANGES		
Non-allowable assets		1,116
NET CAPITAL		9,021
Less: Minimum net capital requirements at 6.67% of aggregate indebtedness ($5,000 if higher)		5,000
EXCESS NET CAPITAL	$	4,021
AGGREGATE INDEBTEDNESS		
Payables and other liabilities	$	448
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		.05 to 1

STATEMENT PURSUANT TO PARAGRAPH (D)(4) OF RULE 17A-5
Reconciliation of Net Capital with the Company's computation on the initial Part IIA of Form X-17A-5 as of December 31, 2017.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND
INFORMATION RELATING TO POSSESSION AND CONTROL REQUIREMENTS UNDER
RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 of the SEC since the Company's activities are limited to those set forth in the conditions for exemption pursuant to subsection k(2)(i) of the Rule.



Smith Elliott Kearns & Company, LLC
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON EXEMPTION REPORT

To the Member of
Shot Tower Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption to Possession and Control Requirements Under Customer Protection Rule 15c3-3 of the Securities and Exchange Commission, in which (1) Shot Tower Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Shot Tower Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3 (k)(2)(i) (the "exemption provisions") and (2) Shot Tower Securities, LLC stated that Shot Tower Securities, LLC met the identified exemption provisions throughout the year ended December 31, 2017 without exception. Shot Tower Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Shot Tower Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Smith Elliott Kearns & Company, LLC

Hagerstown, Maryland
February 27, 2018

SHOT TOWER SECURITIES, LLC

EXEMPTION TO POSSESSION AND CONTROL REQUIREMENTS UNDER
CUSTOMER PROTECTION RULE 15c3-3 OF
THE SECURITIES AND EXCHANGE COMMISSION

To the best knowledge and belief of Shot Tower Securities, LLC (the "Company"), the Company is exempt from the provisions of Rule 15c3-3 of the SEC since the Company's activities are limited to those set forth in the conditions for exemption, pursuant to subsection k(2)(i) of the Rule. This exemption was followed throughout the year ended December 31, 2017, without exception.

The Company provides investment banking and related financial advisory services to institutional clients.

David Dunn

President

Shot Tower Securities, LLC